Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

UNAUDITED RESULTS FOR THE SECOND QUARTER OF 2014

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities of The Stock Exchange of Hong Kong Limited.

Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company” or “we”) (SEHK: 6883) (NASDAQ: MPEL), a developer, owner and operator of casino gaming and entertainment resort facilities in Asia, today released its unaudited financial results for the second quarter of 2014, as part of its regular earnings disclosure practices for the Company’s American depository shares (“ADSs”), which are listed on the NASDAQ Global Select Market in the United States.

These unaudited results have been prepared in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”) which differ in certain respects from the International Financial Reporting Standards (“IFRS”).

Net revenue for the second quarter of 2014 was US$1,199.5 million, representing a decrease of approximately 7% from US$1,295.0 million for the comparable period in 2013. The decline in net revenue was primarily attributable to lower group-wide rolling chip revenues, partially offset by improved mass market table games revenues.

Adjusted property EBITDA(1) was US$313.6 million for the second quarter of 2014, as compared to Adjusted property EBITDA of US$350.8 million in the second quarter of 2013. The 11% year-over-year decline in Adjusted property EBITDA was attributable to lower group-wide rolling chip volumes and rolling chip win rate, partially offset by growth in the mass market table games segment.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the second quarter of 2014 was US$143.6 million, or US$0.26 per ADS, compared with net income attributable to Melco Crown Entertainment of US$181.0 million, or US$0.33 per ADS, in the second quarter of 2013. The net loss attributable to noncontrolling interests during the second quarter of 2014 of US$17.0 million related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “In the second quarter of 2014 we delivered solid underlying financial performance, driven primarily by our mass market table games business at City of Dreams where revenues increased approximately 38% on a year-over-year basis.

“To ensure our properties are well positioned for the future, we continue with our market leading table and room optimization process, which has resulted in a further shift of tables in to the mass market segments at City of Dreams, while also making substantive improvements in the positioning and, in the case of City of Dreams, amenities available to visitors to Macau who continually seek a more diverse entertainment offering.

“We continue to make meaningful enhancements to the amenities at City of Dreams, including the recently opened lifestyle entertainment and dining precinct, called SOHO, located on the second floor of City of Dreams, together with a substantial expansion of the property’s luxury retail offering which is anticipated to be operational in 2016, expanding the integrated resort’s appeal to a wider array of customers.

“Our unique and exciting development pipeline moves closer to realization. City of Dreams Manila is due to open later this year, marking Melco Crown Entertainment’s evolution into a regional player in the gaming and entertainment industry. Studio City, our second large-scale resort in Cotai, remains on track to open in mid-2015, representing the next standalone integrated property to open in Macau, delivering an entertainment proposition not yet available in the region.

“The Company’s Board of Directors has approved the implementation of a US$500 million stock repurchase program, complementing our ordinary dividend policy announced earlier this year. We believe this capital management strategy provides us with the mechanism to return surplus capital opportunistically and efficiently, while maintaining flexibility to fund our current operations and future development pipeline.

“We believe that Macau remains the most exciting gaming destination in the world. The city’s location directly adjacent to Mainland China provides Macau with a vast and increasingly consumer-focused feeder market. With ongoing support from local and Mainland Chinese governments, we expect Macau to continue to evolve into the leading gaming and entertainment destination in Asia.”

City of Dreams Second Quarter Results

For the quarter ended June 30, 2014, net revenue at City of Dreams was US$967.5 million compared to US$967.0 million in the second quarter of 2013. City of Dreams generated Adjusted EBITDA of US$290.2 million in the second quarter of 2014, representing a decrease of 3% compared to US$300.2 million in the comparable period of 2013. The decline in Adjusted EBITDA was primarily a result of lower rolling chip volume and rolling chip win rate, partially offset by growth in mass market table games drop and an improved mass market table games hold percentage.

Rolling chip volume totaled US$22.1 billion for the second quarter of 2014 versus US$24.8 billion in the second quarter of 2013. The rolling chip win rate was 2.7% in the second quarter of 2014 versus 3.1% in the second quarter of 2013. The expected rolling chip win rate range is 2.7%–3.0%.

Mass market table games drop increased 20% to US$1,330.8 million compared with US$1,109.9 million in the second quarter of 2013. The mass market table games hold percentage was 37.4% in the second quarter of 2014, an increase from 32.8% in the second quarter of 2013.

Slot handle for the second quarter of 2014 was US$1,511.4 million, up 26% from US$1,196.2 million generated in the second quarter of 2013.

Total non-gaming revenue at City of Dreams in the second quarter of 2014 was US$67.2 million, up from US$62.2 million in the second quarter of 2013.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2014, net revenue at Altira Macau was US$181.6 million compared to US$278.8 million in the second quarter of 2013. Altira Macau generated Adjusted EBITDA of US$15.6 million in the second quarter of 2014 compared with Adjusted EBITDA of US$41.4 million in the second quarter of 2013. The year-over-year decrease in Adjusted EBITDA was primarily a result of lower rolling chip volume and rolling chip win rate, partially offset by higher mass market table games revenues.

Rolling chip volume totaled US$8.3 billion in the second quarter of 2014 versus US$11.8 billion in the second quarter of 2013. The rolling chip win rate was 2.7% in the second quarter of 2014 versus 3.0% in the second quarter of 2013. The expected rolling chip win rate range is 2.7%–3.0%.

In the mass market table games segment, drop totaled US$196.8 million in the second quarter of 2014, an increase of 14% from US$172.1 million generated in the comparable period in 2013. The mass market table games hold percentage was 15.9% in the second quarter of 2014 compared with 15.5% in the second quarter of 2013.

Total non-gaming revenue at Altira Macau in the second quarter of 2014 was US$9.1 million, essentially flat from US$9.2 million in the second quarter of 2013.

Mocha Clubs Second Quarter Results

Net revenue from Mocha Clubs totaled US$36.5 million in the second quarter of 2014, a decline of 2% from US$37.2 million in the second quarter of 2013. Mocha Clubs generated US$8.6 million of Adjusted EBITDA in the second quarter of 2014, a decline of 11% when compared to Adjusted EBITDA of US$9.8 million in the same period in 2013.

The number of gaming machines in operation at Mocha Clubs averaged approximately 1,200 in the second quarter of 2014, compared to approximately 2,000 in the comparable period in 2013 due to the closure of four clubs partially offset by the opening of two new clubs in late 2013 and 2014, respectively. The net win per gaming machine per day was US$331 in the quarter ended June 30, 2014, as compared with US$207 in the comparable period in 2013, an increase of 60%.

City of Dreams Manila Second Quarter Results

On a fully consolidated basis, we incurred approximately US$16.9 million of operating expenses in the second quarter of 2014 at City of Dreams Manila, which primarily relate to pre-opening costs as well as share based compensation cost, and recorded a net loss of approximately US$32.2 million, as a result of approximately US$5.2 million interest expense on the PHP15 billion senior notes and US$7.5 million of capital lease charges relating to building lease payments, net of capitalized interest, incurred during the second quarter of 2014.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2014 were US$35.8 million, which mainly included interest income of US$3.8 million and interest expenses, net of capitalized interest, of US$28.7 million and other finance costs of US$12.0 million. We recorded US$20.6 million of capitalized interest during the second quarter of 2014, primarily relating to Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams. The year-on-year decrease of US$19.7 million in net non-operating expenses was primarily due to higher capitalized interest in the current quarter.

Depreciation and amortization costs of US$91.7 million were recorded in the second quarter of 2014, of which US$14.3 million was related to the amortization of our gaming subconcession and US$16.1 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Total cash and bank balances as of June 30, 2014 totaled US$3.2 billion, including US$0.9 billion of restricted cash, primarily related to Studio City. Total debt at the end of the second quarter of 2014 was US$2.7 billion.

Capital expenditures for the second quarter of 2014 were US$318.8 million, which predominantly related to Studio City and City of Dreams Manila, as well as various projects at City of Dreams, including the fifth hotel tower.

Other Information

We received information today that, the Taipei District Prosecutors Office has indicted our Taiwan branch office and certain of its employees, for alleged violations of certain local banking and foreign exchange legislation. We have yet to receive the formal indictment document. We will defend vigorously any indictment brought against us, as based on Taiwan legal advice received, we believe our operations in Taiwan are in compliance with Taiwan laws. Whilst we believe the indictment will not have any immediate material impact on our business operations or financial position, we will monitor this case closely and will make further disclosure, as and when appropriate, as this case develops.

The shareholders and potential investors of Melco Crown Entertainment are advised not to place undue reliance on the unaudited earnings and financial information of the Company for the second quarter of 2014 and for the six months ended June 30, 2014 and are reminded that such financial information presented herein have been prepared in accordance with U.S. GAAP which may differ in certain respects from IFRS and has not been audited. Consequently, the shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its second quarter 2014 financial results on August 7, 2014 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll/International	1 845 675 0437
HK Toll	852 2475 0994
HK Toll Free	800 930 346
UK Toll Free	080 823 46646
Australia Toll Free	1 800 457 076
Philippines Toll Free	1 800 165 10607

Passcode	MPEL

An audio webcast will also be available at http://www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll/International	1 646 254 3697
HK Toll Free	800 963 117

Conference ID	74534582

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, gain on disposal of assets held for sale and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, gain on disposal of assets held for sale, corporate and others expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this announcement.

(2)	“Adjusted net income” is net income before pre-opening costs, development costs, property charges and others, loss on extinguishment of debt and costs associated with debt modification. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Crown Entertainment with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this announcement.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, has been cooperating with SM Group’s Belle Corporation to develop and operate City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the Chief Executive Officer of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

By order of the Board
Melco Crown Entertainment Limited Lawrence Yau Lung Ho
Co-Chairman and Chief Executive Officer

Macau, August 7, 2014

As at the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING REVENUES
Casino	$1,165,349	$1,263,336	$2,485,488	$2,373,779
Rooms	33,565	31,414	66,999	62,348
Food and beverage	19,289	18,024	40,633	37,888
Entertainment, retail and others	25,676	23,118	52,991	45,930

Gross revenues	1,243,879	1,335,892	2,646,111	2,519,945
Less: promotional allowances	(44,344)	(40,881)	(89,257)	(79,993)

Net revenues	1,199,535	1,295,011	2,556,854	2,439,952

OPERATING COSTS AND EXPENSES
Casino	(823,450)	(882,651)	(1,737,080)	(1,672,746)
Rooms	(3,016)	(2,881)	(6,142)	(6,009)
Food and beverage	(4,727)	(5,863)	(10,459)	(13,880)
Entertainment, retail and others	(15,143)	(15,089)	(29,437)	(31,068)
General and administrative	(73,601)	(61,256)	(140,066)	(117,833)
Pre-opening costs	(20,063)	(4,716)	(28,594)	(6,646)
Development costs	(4,775)	(2,888)	(6,300)	(19,985)
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(16,118)	(16,115)	(32,236)	(32,040)
Depreciation and amortization	(61,269)	(66,105)	(125,671)	(130,705)
Property charges and others	(255)	(3,473)	(1,947)	(3,697)
Gain on disposal of assets held for sale	—	—	22,072	—

Total operating costs and expenses	(1,036,727)	(1,075,347)	(2,124,479)	(2,063,228)

OPERATING INCOME	162,808	219,664	432,375	376,724

NON-OPERATING INCOME (EXPENSES)
Interest income	3,777	1,303	7,652	2,054
Interest expenses, net of capitalized interest	(28,722)	(40,396)	(60,393)	(82,532)
Other finance costs	(12,014)	(11,436)	(23,868)	(20,793)
Foreign exchange gain (loss), net	477	(5,399)	(1,751)	(9,822)
Other income, net	658	360	1,216	360
Loss on extinguishment of debt	—	—	—	(50,935)
Costs associated with debt modification	—	—	—	(10,538)

Total non-operating expenses, net	(35,824)	(55,568)	(77,144)	(172,206)

INCOME BEFORE INCOME TAX	126,984	164,096	355,231	204,518
INCOME TAX (EXPENSE) CREDIT	(304)	392	(2,993)	1,356

NET INCOME	126,680	164,488	352,238	205,874
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	16,958	16,557	30,943	28,947

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$143,638	$181,045	$383,181	$234,821

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.087	$0.110	$0.232	$0.142

Diluted	$0.086	$0.109	$0.230	$0.141

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.261	$0.329	$0.696	$0.427

Diluted	$0.259	$0.327	$0.690	$0.424

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,652,483,503	1,649,707,709	1,651,889,758	1,648,598,729

Diluted	1,665,451,572	1,663,010,423	1,665,911,822	1,662,965,016

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	June 30, 2014	December 31, 2013
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,346,764	$1,381,757
Bank deposits with original maturity over three months	—	626,940
Restricted cash	424,369	770,294
Accounts receivable, net	248,830	287,880
Amounts due from affiliated companies	66	23
Amount due from a shareholder	51	—
Deferred tax assets	294	—
Income tax receivable	—	18
Inventories	17,380	18,169
Prepaid expenses and other current assets	69,972	54,898
Assets held for sale	—	8,468

Total current assets	3,107,726	3,148,447

PROPERTY AND EQUIPMENT, NET	3,765,532	3,308,846
GAMING SUBCONCESSION, NET	456,412	485,031
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	376,675	345,667
RESTRICTED CASH	438,312	373,371
DEFERRED TAX ASSETS	100	93
DEFERRED FINANCING COSTS	112,985	114,431
LAND USE RIGHTS, NET	919,423	951,618

TOTAL ASSETS	$9,263,300	$8,813,639

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$10,467	$9,825
Accrued expenses and other current liabilities	940,298	928,751
Income tax payable	5,799	6,584
Capital lease obligations, due within one year	29,475	27,265
Current portion of long-term debt	262,660	262,566
Amounts due to affiliated companies	1,164	2,900
Amount due to a shareholder	39	79

Total current liabilities	1,249,902	1,237,970

LONG-TERM DEBT	2,482,158	2,270,894
OTHER LONG-TERM LIABILITIES	42,718	28,492
DEFERRED TAX LIABILITIES	60,870	62,806
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	264,818	253,029
LAND USE RIGHTS PAYABLE	7,484	35,466

SHAREHOLDERS’ EQUITY
Ordinary shares	16,667	16,667
Treasury shares	(2,295)	(5,960)
Additional paid-in capital	3,354,447	3,479,399
Accumulated other comprehensive losses	(12,535)	(15,592)
Retained earnings	1,084,120	772,156

Total Melco Crown Entertainment Limited shareholders’ equity	4,440,404	4,246,670
Noncontrolling interests	714,946	678,312

Total equity	5,155,350	4,924,982

TOTAL LIABILITIES AND EQUITY	$9,263,300	$8,813,639

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net Income Attributable to Melco Crown Entertainment Limited	$143,638	$181,045	$383,181	$234,821
Pre-opening Costs	20,063	4,716	28,594	6,646
Development Costs	4,775	2,888	6,300	19,985
Property Charges and Others	255	3,473	1,947	3,697
Loss on Extinguishment of Debt	—	—	—	50,935
Costs Associated with Debt Modification	—	—	—	10,538

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$168,731	$192,122	$420,022	$326,622

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.102	$0.116	$0.254	$0.198

Diluted	$0.101	$0.116	$0.252	$0.196

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.306	$0.349	$0.763	$0.594

Diluted	$0.304	$0.347	$0.756	$0.589

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,652,483,503	1,649,707,709	1,651,889,758	1,648,598,729

Diluted	1,665,451,572	1,663,010,423	1,665,911,822	1,662,965,016

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and

Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended June 30, 2014
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$8,851	$5,070	$233,742	$(15,372)	$(16,948)	$(52,535)	$162,808

Pre-opening Costs	—	464	1,614	4,193	13,792	—	20,063
Development Costs	—	—	—	—	—	4,775	4,775
Depreciation and Amortization	6,679	2,820	54,528	10,885	653	16,132	91,697
Share-based Compensation	34	38	350	7	1,986	2,837	5,252
Property Charges and Others	—	255	—	—	—	—	255

Adjusted EBITDA	15,564	8,647	290,234	(287)	(517)	(28,791)	284,850
Corporate and Others Expenses	—	—	—	—	—	28,791	28,791

Adjusted Property EBITDA	$15,564	$8,647	$290,234	$(287)	$(517)	$—	$313,641

	Three Months Ended June 30, 2013
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$33,444	$6,570	$238,690	$(11,946)	$(6,302)	$(40,792)	$219,664

Pre-opening Costs	—	—	369	748	3,581	18	4,716
Development Costs	—	—	—	—	2,127	761	2,888
Depreciation and Amortization	7,891	2,946	57,871	10,883	306	16,633	96,530
Share-based Compensation	37	22	243	—	63	2,454	2,819
Property Charges and Others	—	224	3,000	—	—	249	3,473

Adjusted EBITDA	41,372	9,762	300,173	(315)	(225)	(20,677)	330,090
Corporate and Others Expenses	—	—	—	—	—	20,677	20,677

Adjusted Property EBITDA	$41,372	$9,762	$300,173	$(315)	$(225)	$—	$350,767

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended June 30,
	2014	2013
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$313,641	$350,767
Corporate and Others Expenses	(28,791)	(20,677)

Adjusted EBITDA	284,850	330,090
Pre-opening Costs	(20,063)	(4,716)
Development Costs	(4,775)	(2,888)
Depreciation and Amortization	(91,697)	(96,530)
Share-based Compensation	(5,252)	(2,819)
Property Charges and Others	(255)	(3,473)
Interest and Other Non-Operating Expenses, Net	(35,824)	(55,568)
Income Tax (Expense) Credit	(304)	392

Net Income	126,680	164,488
Net Loss Attributable to Noncontrolling Interests	16,958	16,557

Net Income Attributable to Melco Crown Entertainment Limited	$143,638	$181,045

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and

Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Six Months Ended June 30, 2014
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$35,766	$11,797	$517,157	$(27,411)	$(25,742)	$(79,192)	$432,375

Pre-opening Costs	—	1,078	1,731	5,048	20,737	—	28,594
Development Costs	—	—	—	—	—	6,300	6,300
Depreciation and Amortization	14,499	5,779	111,376	21,768	1,099	32,005	186,526
Share-based Compensation	66	84	578	7	3,778	5,404	9,917
Property Charges and Others	—	1,190	757	—	—	—	1,947
Gain on Disposal of Assets Held For Sale	—	—	—	—	—	(22,072)	(22,072)

Adjusted EBITDA	50,331	19,928	631,599	(588)	(128)	(57,555)	643,587
Corporate and Others Expenses	—	—	—	—	—	57,555	57,555

Adjusted Property EBITDA	$50,331	$19,928	$631,599	$(588)	$(128)	$—	$701,142

	Six Months Ended June 30, 2013
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$65,699	$11,839	$429,101	$(23,706)	$(23,226)	$(82,983)	$376,724

Pre-opening Costs	—	—	369	1,371	4,884	22	6,646
Development Costs	—	—	—	—	17,216	2,769	19,985
Depreciation and Amortization	15,754	5,935	114,216	21,766	412	33,281	191,364
Share-based Compensation	67	59	398	—	63	4,553	5,140
Property Charges and Others	—	448	3,000	—	—	249	3,697

Adjusted EBITDA	81,520	18,281	547,084	(569)	(651)	(42,109)	603,556
Corporate and Others Expenses	—	—	—	—	—	42,109	42,109

Adjusted Property EBITDA	$81,520	$18,281	$547,084	$(569)	$(651)	$—	$645,665

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Six Months Ended June 30,
	2014	2013
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$701,142	$645,665
Corporate and Others Expenses	(57,555)	(42,109)

Adjusted EBITDA	643,587	603,556
Pre-opening Costs	(28,594)	(6,646)
Development Costs	(6,300)	(19,985)
Depreciation and Amortization	(186,526)	(191,364)
Share-based Compensation	(9,917)	(5,140)
Property Charges and Others	(1,947)	(3,697)
Gain on Disposal of Assets Held For Sale	22,072	—
Interest and Other Non-Operating Expenses, Net	(77,144)	(172,206)
Income Tax (Expense) Credit	(2,993)	1,356

Net Income	352,238	205,874
Net Loss Attributable to Noncontrolling Interests	30,943	28,947

Net Income Attributable to Melco Crown Entertainment Limited	$383,181	$234,821

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013

Room Statistics:
Altira Macau
Average daily rate(3)	$232	$229	$234	$231
Occupancy per available room	99%	98%	99%	99%
Revenue per available room(4)	$229	$226	$231	$227

City of Dreams
Average daily rate(3)	$196	$188	$197	$190
Occupancy per available room	99%	97%	99%	96%
Revenue per available room(4)	$194	$182	$194	$182

Other Information:
Altira Macau
Average number of table games	136	169	139	171
Table games win per unit per day(5)	$20,714	$25,011	$22,998	$24,452

City of Dreams
Average number of table games	489	453	487	453
Average number of gaming machines	1,373	1,584	1,278	1,532
Table games win per unit per day(5)	$24,608	$27,417	$26,406	$25,694
Gaming machines win per unit per day(6)	$457	$328	$494	$335

(3)	Average daily rate is calculated by dividing total room revenue by total occupied rooms
(4)	Revenue per available room is calculated by dividing total room revenue by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points